Exhibit 4.1

TELECOM CORPORATION OF NEW ZEALAND LIMITED

and

SIMON MOUTTER

EMPLOYMENT AGREEMENT

AGREEMENT dated 22 April 2012

PARTIES

Telecom Corporation of New Zealand Limited (“Company”)

Simon Moutter (“Executive”)

AGREEMENT

1.	DEFINITIONS AND INTERPRETATION

Definitions

1.1	In this Agreement, unless the context otherwise requires, the following terms shall bear the following meanings:

“Base Remuneration” means the sum specified in Schedule A or such sum to which the Base Remuneration may be reviewed in accordance with clause 6.3;

“Board” means the board of directors of Telecom Corporation of New Zealand Limited or, where applicable, any committee of the board to which the board has delegated any of its powers;

“Commencement Date” means 1 September 2012 or such other earlier date as may be agreed by the parties;

“Financial Year” means a period of 12 months commencing on 1 July and ending on the following 30 June or such other period as may be chosen by the Company as its financial year;

“Fundamental Change” means where the Executive is no longer the chief executive officer of a company listed on either the New Zealand Stock Exchange or the Australian Stock Exchange (or equivalent stock exchange operating in either New Zealand or Australia);

“Group” means Telecom Corporation of New Zealand Limited and all subsidiary and associated companies of Telecom Corporation of New Zealand Limited;

“Restricted Period” means one year from the date of termination of the Executive’s employment provided that for the purposes of clause 14.4(c) the total period of garden leave as provided for under clause 20.3, 21.3 or 23.3 and the non-competition restraint under clause 14.4(c) shall not exceed one year.

Interpretation

1.2	In this Agreement, unless the context otherwise requires:

(a)	headings are for convenience only and shall not affect interpretation;

(b)	a reference to the Company is a reference also to the Company’s assigns or successors;

(c)	references to sections, clauses or schedules are references to sections, clauses and schedules in this Agreement unless otherwise specifically stated; and

(d)	references to “$” or “dollars” are references to the currency of New Zealand.

2.	POSITION

2.1	The Company agrees to employ the Executive and the Executive agrees to be employed in the position of Chief Executive Officer of the Company on the terms set out in this Agreement.

3.	TERM

3.1	This Agreement will come into force upon execution by the parties and will continue until terminated in accordance with either clause 20, 21, 22, 23 or 24. The Executive will commence work on the Commencement Date.

4.	LOCATION

4.1	The Executive’s principal place of work shall be the Company’s New Zealand offices in Auckland.

4.2	Other than in the performance of his duties or for the purposes of leave the Executive shall reside in New Zealand. The Executive may be required to travel nationally and internationally in the performance of his duties.

5.	DUTIES

Responsibilities

5.1	The Executive shall diligently and conscientiously discharge his duties as Chief Executive Officer of the Company. The scope and content of the Executive’s responsibilities shall be those usually associated in New Zealand and Australia with the position of a chief executive officer of a public listed company and as may be directed from time to time by the Board. Such responsibilities will include appointment as a director of subsidiaries of the Company as deemed appropriate by the Board from time to time. The Company shall provide the Executive with the reasonable resources he requires in order to complete all of his duties, including provision of facilities, competent personnel and support.

General obligations

5.2	The Executive shall, in carrying out his duties and responsibilities:

(a)	promptly and fully comply with, and carry out, all policies, rules and directions established or given by the Board;

(b)	except as expressly permitted in accordance with clause 12.1, devote the whole of his efforts exclusively to the discharge of those duties and responsibilities; and

(c)	diligently and faithfully serve the Company, using his best endeavours to promote and protect the interests of the Company.

Senior management team

5.3	The responsibilities of the Executive shall include, in consultation with the Board, recruiting and maintaining, at competitive compensation levels, key executives required to accomplish the strategies of the Company.

General authority

5.4	The Executive shall be empowered with the appropriate and customary authority to conduct business on behalf of the Company and, subject to any policies and financial limits on his authority from time to time set by the Board, to commit the Company to reasonable and valid business expenditures consistent with his position.

6.	REMUNERATION

6.1	The Executive’s total remuneration is set out in Schedule A “Total Remuneration”) and comprises:

(a)	Base Remuneration,

(b)	annual performance incentive, as set out in clause 7.1;

(c)	performance equity incentive, as set out in clause 7.2 and

(d)	long term incentive, as set out in clause 7.3.

6.2	Base Remuneration will be payable in regular fortnightly installments in accordance with the Company’s pay cycle. Total Remuneration compensates the Executive for all work required to perform his duties and responsibilities. The Company reserves the right to change the pay cycle.

Review of Total Remuneration

6.3	The Executive’s Total Remuneration will first be reviewed at the end of the 2012 - 2013 Financial Year of the Company and at the end of each Financial Year of the Company thereafter. Any increase in the Total Remuneration will be determined by the Board at its sole discretion taking into account a range of factors including individual performance and market relativities for comparative roles in Australasian companies.

Deduction of Benefits

6.4	If the Executive elects to take any benefits offered by the Group as part of his employment with the Company (for example motor vehicle and car parking), the cost of such benefits plus any associated fringe benefit tax will be deducted from the Base Remuneration.

6.5	As an eligible employee, the Executive is entitled to participate in KiwiSaver. If the Executive chooses to participate in KiwiSaver, the Executive agrees that the Company’s Employer KiwiSaver Contribution will be included in the Executive’s Total Base Remuneration as part of his Total Remuneration set out in Schedule A.

7.	PERFORMANCE INCENTIVES

Annual Performance Incentive

7.1	The Executive is entitled to participate in an annual performance incentive. Any payment made to the Executive will be determined annually based on the performance objectives, the scheme rules existing at the time and the discretion of the Board acting reasonably and after consulting with the Executive. The Board may review, amend, replace or cancel any or all of the terms of the incentive at its discretion acting reasonably and after consulting with the Executive.

Performance Equity Incentive

7.2	The Executive is entitled to participate in a performance equity incentive. Any award or payment made to the Executive will be determined annually based on the performance objectives, the scheme rules existing at the time and the discretion of the Board acting reasonably and after consulting with the Executive. The Board may review, amend, replace or cancel any or all of the terms of the incentive at its discretion, acting reasonably and after consulting with the Executive.

Long Term Incentive

7.3	The Executive is entitled to participate in a long term incentive. Any award or payment made to the Executive will be determined annually based on the scheme rules existing at the time and the discretion of the Board acting reasonably and after consulting with the Executive. The Board may review, amend, replace or cancel any or all of the terms of the incentive at its discretion acting reasonably and after consulting with the Executive.

8.	BUSINESS TRAVEL

8.1	All travel and business expenses incurred by the Executive while carrying out the business of the Group will be reimbursed by the Company in accordance with the Company policy.

9.	TELECOMMUNICATIONS AND IT SERVICES

9.1	The Executive shall be provided at the Company’s expense, with the use of a full range of the Company’s telecommunications products and services, including a mobile telephone for the Executive and internet services at the Executive’s home.

10.	HOURS OF WORK

10.1	The Executive shall work whatever hours (including during weekends and on statutory and other holidays) required in order to perform the Executive’s duties and responsibilities.

11.	LEAVE

11.1	The Executive shall be entitled to five weeks’ paid annual leave (effective from the Commencement Date) in accordance with Company policy. This entitlement includes the two traditional Company holiday days provided by the Company to its employees.

11.2	Annual leave must be taken during the year, or within 12 months following the expiry of the year, in which such entitlement arises. Ail annual leave will be taken at the times that have previously been agreed with the Chairman of the Board.

11.3	The Executive may take special leave for sickness and bereavement in accordance with the Company policy which applies from time to time.

11.4	The Company shall not seek repayment by the Executive or deduction from any remuneration or other monies owing to the Executive for any holiday pay paid to the Executive on the grounds that it had wrongly calculated the Executive’s gross earnings.

12.	OTHER BUSINESS INTERESTS

12.1	While employed by the Company the Executive may not assume other responsibilities such as directorships, shareholdings (except as a holder of not more than 5% of the issued capital of any company whose shares are listed on a recognised stock exchange or any shares in a private company) or other responsibilities involving related or unrelated business or other interests, without the prior written approval of the Chairman of the Board which shall not be unreasonably withheld.

12.2	In the event that the clause is breached, the Company shall give written notice to the Executive of the action required to remedy the breach. If the breach is not remedied within 30 days of notice being given, the Company may terminate the Executive’s employment in accordance with clause 24.

13.	INTELLECTUAL PROPERTY OWNERSHIP

13.1	Any invention, improvement, design, process, system, customer lists, agency agreement, purchase agreement, copyright, confidential or proprietorial works, business information, and other intellectual property created, made or discovered by the Executive during the period of the Executive’s employment by the Company which is relevant to the Company’s business activities, (whether capable of being patented, registered or otherwise protected or created, made or discovered in the course of the Executive’s employment and for the avoidance of doubt, includes any such material created outside of work hours, whether or not in conjunction with the Company’s resources and expertise), shall forthwith be disclosed to the Company and shall belong to and be the absolute property of the Company and shall not be disclosed or used by the Executive for any purpose other than for the benefit of the Company.

13.2	The Executive, if and whenever required so to do (whether during or after the termination of the Executive’s employment) shall at the expense of the Company apply or join in applying for letters patent, registration, filing or other similar protection in New Zealand or any other part of the world for such invention, improvement, design, process, system, copyright, proprietorial works, or other intellectual property created, made or discovered and execute all instruments and do all things reasonably required by the Company for vesting the relevant letters patent or other similar protection and all rights, title and interests in and to the same reside in the Company absolutely as sole legal and beneficial owner.

13.3	The Executive irrevocably appoints the Chairman of the Board as the Executive’s attorney with full power to act in the name and on behalf of the Executive in fulfilling all of the obligations set out in clause 13.2 as fully and effectually as the Executive could do personally.

14.	PROTECTION OF PROPRIETARY INTERESTS

Confidentiality

14.1	The Executive must not, either during his employment (otherwise than in the performance of his duties) or thereafter, without the prior written consent of the Chairman of the Board, disclose to any person (and during his employment the Executive will use his best endeavours to prevent the disclosure by him or any other person to any person) of any confidential information concerning the interests, business or finances of the Group and/or any employee or customer of the Group which has come to his knowledge during his employment.

Return of records

14.2	All files, records and other documents used or prepared by the Executive during his employment are the property of the Group and must, on termination of employment or upon request by the Company, be returned to the Company together with all copies.

Importance of maintaining confidentiality

14.3	The importance to the Group of maintaining the confidentiality of its customers’ affairs, its own affairs, and its information resources is such that a breach of the provisions of this clause will be regarded seriously and, in appropriate circumstances, justify summary dismissal of the Executive.

Restricted activities

14.4	The Executive must not, while employed and for the Restricted Period in New Zealand or Australia (or in any other country in which the Group operates in any substantial manner), without the prior written consent of the Chairman of the Board, do any of the following:

(a)	encourage or persuade, or attempt to encourage or persuade, any customer or supplier of any member of the Group to terminate or restrict their trade relationship with that Group member; or

(b)	solicit, or endeavour to entice away from the relevant member of the Group, any employee of any member of the Group (provided, however, that this sub-paragraph (b) shall not apply in respect of any employee of the Group whose employment with the Group was terminated at the instigation of the employer); or

(c)	be directly or indirectly interested or involved (whether as an employee, independent contractor, consultant, director, shareholder, partner or in any other capacity) in a business in the telecommunications or information services or internet sectors where any member of the Group is now or then operating and which competes with any member of the Group and whether such interest or involvement is in or with the entity conducting the relevant business or in or with another entity which has a direct or indirect ownership interest in the entity conducting the relevant business.

Restraints reasonable

14.5	The Executive and the Company consider the restraints contained in this clause 14 to be reasonable and intend the restraints to operate to the maximum extent. If these restraints:

(a)	are void as unreasonable for the protection of the interests of the Company and the Group; and

(b)	would be valid if part of the wording was deleted or the period or area or activity was reduced,

the restraints will apply with the modifications necessary to make them effective.

Restraints independent

14.6	The restraints contained in this clause 14 are separate, distinct and several, so that the unenforceability of any restraint does not affect the enforceability of the other restraints.

Acknowledgements by Executive

14.7	The Executive acknowledges that:

(a)	he will obtain confidential information concerning the business, clients and finances of the Group;

(b)	disclosure of confidential information could materially harm the Group;

(c)	the restrictive covenants contained in this clause are reasonable and necessary for the protection of the goodwill of the Group;

(d)	his terms of employment (including his total remuneration package) have been assessed by him as reasonable consideration for the covenants given by him in this clause 14; and

(e)	the remedy of damages may be inadequate to protect the interests of the Group and the relevant member of the Group shall be entitled to seek and obtain injunctive relief, or any other remedy, in any Court.

15.	HEALTH AND SAFETY

15.1	The Executive is required to comply with the Company health and safety policies, guidelines and processes, and in particular to take all practical steps to ensure his own fitness for work and the safety of himself and others in the workplace. The Executive is required to maintain his ability to perform his duties safely and effectively. The Executive must advise the Board of any medical condition (including any stress-related symptoms) which may impact on his ability to perform his duties safely and/or effectively.

16.	COMPANY POLICIES AND PROCEDURES

16.1	The Group has a range of policies, practices and guidelines that may apply to the Executive. These cover such diverse topics as incentive scheme rules, internet and email use, health and safety and harassment and discrimination.

16.2	The Executive must observe and comply with all rules, codes, policies and procedures in force from time to time in the Company provided that such policies and procedures do not conflict with, or are not inconsistent with, this Agreement. The Company may revoke or amend such policies or introduce new policies from time to time as it considers necessary to meet the operational requirements of the Company (provided that no such change in policy shall unilaterally change any of the terms and conditions contained in this Employment Agreement).

17.	DIRECTORSHIPS

17.1	Appointment of the Executive as a director of the Company will be put to the shareholders of the Company for approval at the next Annual General Meeting of the Company.

17.2	On termination of employment for any reason, the Executive shall immediately cease to hold any office which he has held as a consequence of his position, including but not limited to any directorships which the Executive has held as a consequence of his position.

17.3	The Executive irrevocably appoints the Chairman of the Board to be his lawful attorney for the purpose of taking all steps as may be necessary or expedient to give effect to any resignations required as a result of clause 17.

18.	INDEMNIFICATION AND INSURANCE

Indemnification

18.1	The Executive will become a party to the Deed of Indemnity for executives and directors of the Company which has been approved by the Board, a copy of which will be separately provided to the Executive.

Insurance

18.2	The Executive shall be entitled to the benefit of the insurance arrangements which the Company currently has in place for the benefit of its directors and employees.

19.	WARRANTY BY EXECUTIVE

19.1	The Executive warrants that neither the entry by him into this Agreement, nor the performance by him of his obligations under this Agreement will constitute a breach of any other employment contract, consulting agreement or other arrangement to which he is a party.

20.	TERMINATION BY EXECUTIVE ON NOTICE

20.1	The Executive must give six months’ notice in writing to terminate his employment.

20.2	Where the Executive gives notice under clause 20.1, the Company may, at its sole discretion, pay the Executive in lieu of all or part of the notice period. Where the Company elects to pay the Executive in lieu of notice, the Executive shall be entitled to receive Base Remuneration.

20.3	Where the Executive gives notice under clause 20.1, the Company may continue to employ the Executive under the terms and conditions set out in this Agreement, but for all or part of the period of notice the Company may direct the Executive not to attend work, carry out the Executive’s duties under this Agreement, or participate in work related activities. During any such period the Executive will continue to receive all remuneration and other entitlements under this Agreement for the remaining balance of the notice period and will be bound by all other terms and conditions of employment.

21.	TERMINATION BY EXECUTIVE FOR FUNDAMENTAL CHANGE

21.1	The Executive may, within three months of a Fundamental Change occurring, terminate his employment. In such circumstances the Executive shall give three months’ notice in writing and receive a payment equal to nine months’ Base Remuneration, and any rights arising under the letter of appointment meaning the offer of employment letter dated 21 April 2012 (“Letter of Appointment”).

21.2	Where the Executive gives notice under clause 21.1, the Company may, at its sole discretion, pay the Executive in lieu of all or part of the notice period. Where the Company elects to pay the Executive in lieu of notice, the Executive shall be entitled to receive Base Remuneration.

21.3	Where the Executive elects to terminate his employment on notice under this clause 21, the Company may continue to employ the Executive under the terms and conditions set out in this Agreement, but for all or part of the period of notice the Company may direct the Executive not to attend work, carry out the Executive’s duties under this Agreement, or participate in work related activities. During any such period the Executive will continue to receive all remuneration and other entitlements under this Agreement for the remaining balance of the notice period and will be bound by all other terms and conditions of employment.

21.4	In addition to the entitlements set out in this clause, the Board shall retain sole discretion to determine any entitlements of the Executive under the annual performance incentive, the performance equity incentive and the long term incentive, subject to the rules relating to the annual performance incentive, performance equity incentive and the long term incentive.

22.	TERMINATION BY THE COMPANY FOR DISABILITY

22.1	In the event the Executive is prevented by personal accident, death or ill health from carrying out his duties under this Agreement, either during the Initial Period or thereafter; and

(a)	such incapacity continues for a period of six months, or if the Executive is so incapacitated at different times for more than a total of six months in any period of 52 consecutive weeks; or

(b)	at any time, in the opinion of a medical practitioner nominated by the Company, the Executive has become permanently disabled or incapacitated,

the Company may, at its option, terminate the Executive’s employment immediately and pay the Executive a sum equal to nine months’ Base Remuneration, and any rights arising under the Letter of Appointment. All other entitlements including annual performance incentive, performance equity incentive and long term incentive shall be solely at the Company’s discretion.

23.	TERMINATION BY THE COMPANY ON NOTICE

23.1	The Company may give the Executive three months’ notice in writing to terminate his employment for any or no reason, provided that the Company shall have no right under this clause 23 to terminate the Executive’s employment prior to the Commencement Date. In such circumstances the Executive shall also receive a payment equal to nine months’ Base Remuneration, and any rights arising under the Letter of Appointment.

23.2	The Company may, at its sole discretion, pay the Executive in lieu of all or part of the notice period. Where the Company elects to pay the Executive in lieu of notice, the Executive shall be entitled to receive Base Remuneration.

23.3	Where the Company elects to terminate the Executive’s employment on notice under this clause 23, the Company may continue to employ the Executive under the terms and conditions set out in this Agreement, but for all or part of the period of notice the Company may direct the Executive not to attend work, carry out the Executive’s duties under this Agreement, or participate in work related activities. During any such period the Executive will continue to receive all remuneration and other entitlements under this Agreement for the remaining balance of the notice period and will be bound by all other terms and conditions of employment.

23.4	In addition to the entitlements set out in this clause, the Board shall retain sole discretion to determine any entitlements of the Executive under the annual performance incentive, performance equity incentive and the long term incentive, subject to the rules relating to the annual performance incentive, the performance equity incentive and the long term incentive.

24.	TERMINATION BY THE COMPANY WITHOUT NOTICE

24.1	Notwithstanding anything in clauses 20, 21, 22 or 23 the Company may terminate the Executive’s employment without notice if:

(a)	the Company considers that the Executive is guilty of serious misconduct which justifies summary dismissal; or

(b)	the Executive commits an act of bankruptcy or compounds with his creditors.

24.2	On termination of the Executive’s employment pursuant to clause 24.1, the Company shall pay to the Executive only his Base Remuneration and accrued statutory holiday pay to the date of termination. All other entitlements including annual performance incentive, performance equity incentive and long term incentive shall be forfeited.

25.	SUSPENSION

25.1	Where the Company considers or suspects that any situation listed in clause 24.1 applies to the Executive it may suspend the Executive, on full pay, pending an investigation into the matter. The Executive will be entitled to comment on the results of any such investigation before a final decision is made.

26.	DEDUCTIONS

26.1	Subject to clause 11.4, on termination of employment, or at such other times as the Company may state, the Executive consents to the Company making reasonable deductions from the Executive’s salary (including holiday pay on termination of employment) for the value of any unreturned or damaged Group property (with due allowance for fair wear and tear), holiday pay paid in advance of entitlement or any other debt owed by the Executive to the Company. The Company will give the Executive notice in writing of its intention to make a deduction, and in its notice it will set out the reason for the deduction, the amount that will be deducted and, if appropriate, the period of time over which the deduction will be made.

27.	GOVERNING LAW

27.1	This Agreement shall be governed by New Zealand law.

28.	EMPLOYMENT RELATIONSHIP PROBLEMS

28.1	The parties agree that personal grievances, disputes and employment relationship problems should be resolved between the parties if at all possible.

28.2	Personal grievances and disputes that cannot be settled by agreement between the parties will be determined in accordance with the Employment Relations Act 2000. The Employee must raise any personal grievance with the Company within 90 days of the date on which the personal grievance occurred or came to the notice of the Employee. The Employee’s attention is drawn to the explanation of services available to resolve employment relationship problems attached as Schedule B to this agreement.

29.	ENTIRE CONTRACT

29.1	This Agreement together with the Executive’s Letter of Appointment and all policies and other documents referred to in this Agreement (whether currently existing or established from time to time by the Board) constitutes the entire agreement between the Company and the Executive and supersedes all previous representations, negotiations, commitments and communications either written or oral between the Company and the Executive.

29.2	The Executive acknowledges in entering into this Agreement that:

(a)	the Executive has had the opportunity to take legal advice prior to signing it; and

(b)	the Executive is entering into the Agreement freely; and

(c)	the terms and conditions of employment set out in the contract and in particular clauses 12, 14, 16, 19, 20, 21, 22, 23 and 24 are fair and reasonable.

EXECUTION

SIGNED on behalf of TELECOM CORPORATION OF NEW ZEALAND LIMITED by its Chairman Mark Verbiest

SIGNED by Simon Moutter in the presence of:

Signature of witness

Occupation

37 Seaview Rd, Remuera, Auckland
City/town of residence

SCHEDULE A

TOTAL REMUNERATION

Total Base Remuneration		$1,350,000 per annum
Inclusive of all optional benefits and associated FBT

Annual Performance Incentive	Annual Target Value	$750,000 per annum
	Maximum Target Value	$1,312,500 per annum

Performance Equity Incentive	Annual Target Value	$600,000 per annum
	Maximum Target Value	$1,050,000 per annum

Long-term Incentive	Annual Target Value	$1,000,000 per annum

SCHEDULE B

PLAIN ENGLISH EXPLANATION OF SERVICES AVAILABLE TO RESOLVE

“EMPLOYMENT RELATIONSHIP PROBLEMS”

Employment relationship problems

If any employment relationship problem arises, the Executive should discuss the issue directly with the Chairman of the Board. The Company believes that it is in everyone’s interests if problems are addressed as soon as possible and to this end it would like the opportunity to correct the situation.

An employment relationship problem includes a problem that may exist between an employer and employee. Employment relationship problems may be:

(a)	a personal grievance;

(b)	a dispute about the application, interpretation or operation of the employment agreement; or

(c)	any other problem arising out of or relating to the employment relationship.

The Executive must notify the Board if he intends to pursue a personal grievance claim against the Company. This must be done within 90 days from the date of the act that caused the personal grievance.

If the problem is not sorted out in discussions between the Company and the Executive, it may then be referred to mediation. Mediation is provided by the Mediation Service. To mediate an employment relationship problem, either the Company or the Executive may contact an office of the Department of Labour.

If the employment relationship problem cannot be resolved in mediation, it may be referred by either party to the Employment Relations Authority.

If either party is unhappy with the Authority’s decision, it may appeal to the Employment Court within 28 days of the Authority’s decision.

21 April 2012

Mr Simon Moutter

Dear Simon

OFFER OF EMPLOYMENT

I am delighted to offer you employment with Telecom as the Chief Executive Officer.

Additional share rights

In addition to the terms and conditions set out in the Employment Agreement, you will receive a one-off grant of share rights to a value of $750,000 (gross) effective September 2012 to vest 50% after one year and the other 50% after two years.

The number of share rights issued will be calculated by dividing the agreed value ($750,000) by the average closing price for the 20 trading days prior to the effective date of the issue. This grant of equity is offered subject to shareholder and regulatory approval.

This initial grant if not already vested will be forfeited upon termination unless Telecom terminates employment on notice or you terminate your employment following a “fundamental change”.

These share rights will not have any restrictive conditions in relation to sale or disposal once they vest.

Incentive Scheme Details

As provided for in the Employment Agreement you will participate in an Annual Performance Incentive (STI), a Performance Equity Scheme (PES) and a Long Term Incentive (LTI). Further details of the STI, PES and LTI schemes will be determined and documented by Telecom in appropriate scheme rules. The Board may amend or revoke the terms of the STI, PES or LTI at its discretion (subject to the provisions of the Employment Agreement).

All proposed issues of equity are subject to shareholder and regulatory approval. If any such approval is not forthcoming then each right/entitlement would be paid in cash at the equivalent value but subject to the same terms and conditions to which any equity would have been subject. The cash equivalent would be payable at the same time as any rights/entitlements in respect of equity would have vested.

A summary of the key design features of each of the schemes is as follows:

Annual Performance Incentive (STI)

An STI will be paid based on performance objectives set by the Board annually in consultation with the Executive. Those performance objectives will reflect the agreed strategy and business plan including taking into account both financial and non-financial criteria. The STI awarded, if any, will be determined by the Board based on the approved Telecom annual performance outcome and CEO performance against specific annual performance targets. Over-achievement of the targets may result in a maximum payment up to 175% of the target value.

The actual performance measures for the 2012/13 STI will be set by the Board in consultation with you by 30 September 2012. The measures will reflect the financial and non-financial performance objectives in line with the approved business plan for the financial year.

If employment is terminated prior to the end of the financial year then no payment will be made under the STI scheme except if Telecom terminates employment on notice or employment is terminated by you following a “fundamental change” in which case a prorata STI payment will be made within the range of 0-100% of the prorated annual target based on the performance outcome determined by the Board acting reasonably.

Performance Equity incentive

An equity award will be delivered annually (subject to qualifying) in restricted shares (subject to shareholder approval) following the end of the 2012/13 financial year and each year after. The number of restricted shares to be awarded will be determined by dividing the after tax value of the Performance Equity Incentive target value less any other required deductions multiplied by the performance outcome determined as part of the STI (with the maximum grant value being 175% of target) by the average closing share price for the 20 trading days prior to the date of issue. Dividends will be payable on these restricted shares.

Shares granted will be restricted from sale or disposal for two years from equity grant. Shares will be forfeited on termination except if Telecom terminates employment on notice or employment is terminated by you following a “fundamental change”. In the case of termination by Telecom on notice, equity incentive grants that are more than halfway through their vesting period will transfer into the ownership of the Executive without subsequent restrictions on sale or disposal. In the case of termination by the Executive for fundamental change, there will be a pro rata award for the year concerned up to the date of the fundamental change and unvested equity incentive grants will transfer into the ownership of the Executive without subsequent restrictions on sale or disposal.

If any such shares cannot be issued due to shareholder or regulatory opposition, Telecom will instead provide an additional remuneration benefit to the Executive of no less value.

The Board has discretion around the operation of the Scheme including delivering the award in cash rather than shares and varying the vesting period.

Long-term incentive

LTI will be delivered initially as a grant of performance share rights with a zero-exercise price, subject to the approval of shareholders.

Allocation

The number of share rights issued will be calculated by dividing the LTI amount by the average closing share price for the 20 trading days prior to the effective date of the issue. The initial grant will be made in September 2012. Subsequent grants will be made in September each year.

Vesting Periods

The share rights granted in September 2012 will be eligible for vesting 50% in 2014 and 50% in 2015. Share rights granted in 2013 and subsequent years will be eligible for vesting after three years subject to the vesting conditions with a single retest 12 months later.

2

Vesting Conditions

The ability to vest any of the share rights and the number of share rights that will vest following the end of the vesting period is dependent on achievement of the performance hurdles. Unvested share rights will automatically lapse if they fail both the initial test and the retest. The actual performance hurdles for 2012 are yet to be determined by the Board but are likely to be 50% based on relative TSR against a comparator group and 50% based on an internal measure of earnings or free cash flow.

If on the vesting date Telecom TSR performance is less than the 50th percentile of the comparator group then none of the performance rights that are measured against the TSR hurdle will vest, if Telecom TSR performance is equal to the 50th percentile of the comparator group then half the performance rights subject to the TSR hurdle become exercisable, increasing on a straight line basis such that all performance rights subject to that TSR hurdle may be exercised if Telecom TSR is at or above the 75th percentile of the TSR of the comparator group.

A minimum and a maximum target will be set for the internal measure performance hurdle. If on the vesting date the minimum target is not achieved then none of the performance rights will vest. If the minimum target is met then half the performance rights subject to the measure will become exercisable, increasing on a straight line basis such that all the performance rights subject to that measure will be exercisable at the maximum target.

Termination Conditions

If you terminate your employment following a “fundamental change” then all unvested LTI grants will vest in full.

In all other termination situations unvested grants of LTI will lapse.

Conclusion

You are entitled to a reasonable opportunity to seek independent advice regarding the proposed terms and conditions of your employment before signing the Agreement.

If you wish to accept this offer of employment, then please sign both copies of the Employment Agreement and return one copy to us. You should retain the other copy for your records.

If you have any questions please do not hesitate to contact us.

Yours sincerely

/s/ Mark Verbiest
Mark Verbiest
Chairman
Board of Directors
Telecom Corporation of New Zealand

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In executing this letter, I Simon Moutter agree that I have read and understood the provisions of this employment agreement. I have been advised that I am entitled to seek independent advice regarding the terms and conditions of this employment agreement and I have been given a reasonable opportunity to do so. I hereby accept this offer of employment on the terms and conditions set out in this letter and the enclosed Employment Agreement.

Signed by Simon Moutter

In the presence of

Witness

Occupation

Residence

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This offer of employment on the terms and conditions set out in this letter and the enclosed Employment Agreement.

/s/ Simon Moutter
Signed by Simon Moutter

In the presence of

Witness

Occupation

37 Seaview Rd, Remuera, Auckland
Residence

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Chairman’s Office Telecom Corporation of New Zealand Limited 27 July 2012

Simon Moutter

37 Seaview Road

Remuera

Auckland

Dear Simon

APPOINTMENT TO THE BOARD OF TELECOM

On behalf of Telecom Corporation of New Zealand Limited (“Telecom”), I am delighted to invite you to join the Board of Telecom (“Board”).

This appointment is conditional upon receipt by us of:

(a)	a counter-signed copy of this letter;

(b)	your signed Notice of Consent to Act as a director pursuant to the Companies Act 1993, in the prescribed form; and

(c)	your signed acknowledgement and undertaking in terms of Rule 2.2.2 of the NZSX Listing Rules (“Listing Rules”) in which you agree to be bound by the Listing Rules.

If you accept this invitation and the terms of this letter, you will be appointed as a Director of the Board with effect from 13 August 2012.

This letter and the terms of your appointment should be read subject to Telecom’s Constitution, the listing rules of any exchange on which Telecom is listed, and applicable law, as any of these may be amended from time to time.

Term of appointment

You will be appointed as a Managing Director by the Board, subject to the conditions set out above.

Once your appointment takes effect, it shall be terminable by you by delivering a signed notice of resignation in writing to the address for service of the Company. Your appointment as a Director will also terminate:

(a)	if you cease for any reason to be in the salaried employment of Telecom or any of its subsidiaries (unless the Board resolves otherwise);

(b)	by an ordinary resolution passed by shareholders at a meeting called for the purpose of, or for purposes that include, your removal from the position of Director; or

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(c)	for any of the reasons specified from time to time in Telecom’s Constitution, the listing rules of any exchange on which Telecom is listed or the Companies Act 1993.

You will be required to stand for election at the 2012 annual meeting of shareholders. In accordance with the current Listing Rules, your appointment as a Managing Director will not exceed five years. However, this will not preclude your reappointment upon expiry of a term of appointment, and this will not affect the terms of your employment as the Chief Executive Officer of Telecom.

Independence classification

Notwithstanding that you have been automatically categorised as a non-independent director by virtue of your appointment as the Chief Executive Officer of Telecom, the Board must carry out a thorough assessment of any relationships or interests you hold that may give rise to an actual or potential conflict of interest, in accordance with the criteria specified in the Board Charter and the Companies Act 1993. You are required to disclose to the Board, and to the Group Company Secretary for entry in the interests register, any “interest” you have in a transaction or proposed transaction with Telecom. Whenever any of your interests change (due to your resignation or future appointment), you are required to inform the Group Company Secretary of the amendments within two business days or immediately if that change may lead to a different assessment of independence under the Board Charter.

You otherwise agree to provide Telecom with all information it may reasonably require to confirm your independence under the Board Charter or as required by the listing rules of any exchange on which Telecom is listed.

Obligations and responsibilities

In addition to your obligations and responsibilities as an employee and officer of the Company, you shall be subject to the general and specific duties and obligations imposed on directors by law and by the listing rules of any stock exchange that Telecom is listed on from time to time. Advice on the application of such duties can be provided or procured for you by the Group Company Secretary on request.

You will be provided with a handbook which contains copies of relevant Board governance materials including Telecom’s Constitution, the Board and Committee Charters, relevant Telecom policies and the Directors’ Code of Ethics. In addition, new Directors are given access to recent Board and Committee papers and meeting minutes. During the period of your appointment, you are required to comply with all of Telecom’s Board and applicable Committee charters, policies, codes and procedures as then in force, as well as such other requirements or policies as the Board may from time to time specify.

Insurance and Indemnities

Currently Telecom holds an insurance policy for its Directors and Officers and grants them an indemnity, which, in accordance with Telecom’s Constitution indemnifies Directors and Officers to the maximum extent permitted by law. A deed of indemnity relevant to Executive Directors will be provided to you in due course.

Securities Trading and Shareholding

Telecom’s Insider Trading Policy governs the ability for Directors and Officers to trade Telecom shares. By signing this letter, you agree to comply with that policy (as amended from time to time). A key feature of this policy is that Directors must obtain the Chairman’s consent prior to trading.

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Within five business days of your appointment, it will be necessary to file with the NZX and the ASX a notice of your relevant interests in Telecom securities and related matters pursuant to the listing rules of those exchanges and applicable securities markets laws. On receipt of your disclosure of interests, we will attend to these filings on your behalf.

You also agree to provide all information to Telecom required for filing with the NZX and ASX within three business days after any dealing in Telecom’s securities which results in a change in your relevant interests in Telecom securities.

Professional Advice

Directors are empowered to consult with external advisers at Telecom’s expense to enable them to perform their duties. In addition, Directors may inspect any of Telecom’s records at any time. Prior consultation with the Chairman is expected prior to engaging with outside advisers.

Access to Board Papers

During the period of your appointment and afterwards for seven years (or such longer period decided by Telecom), you will be permitted access during business hours to those Board Papers which relate to the period of your term in office and will be provided with a copy of such Board Papers upon request.

Board Papers means all information in tangible form including board papers, submissions, minutes, letters, memoranda, board committee and sub-committee papers and documents referred to in any of those documents, provided to you during the time that you are a Director of Telecom and in that capacity.

Privacy

(a)	You acknowledge that any personal information you have provided or will provide to Telecom, as a result of your appointment as Managing Director or otherwise, may be used or disclosed by Telecom as described below.

(b)	Telecom may use or disclose your information for any of the following purposes (including disclosing it to a related body corporate of Telecom who may also use it for these purposes):

(i)	to comply with the listing rules of any exchange on which Telecom is listed;

(ii)	to comply with any applicable law;

(iii)	for corporate governance purposes, and to monitor compliance with internal policies, this letter and its attachments;

(iv)	to comply with any statutory, regulatory or stock exchange requirements or periodic reporting obligations under laws in any jurisdiction which require Telecom to disclose information to any statutory body, regulator or stock exchange regulatory authorities; and

(v)	to prepare offering memoranda, prospectuses, registration statements, information memoranda and like associated documents in connection with the offering and sale of debt, equity and hybrid securities.

(c)	You may ask for access to the personal information that Telecom or its related bodies corporate hold about you in your capacity as Managing Director of Telecom. To find out what sort of personal information Telecom holds about you, or to make a request for access, you should contact Telecom’s Group Company Secretary. If, for any reason, Telecom is unable to grant access to you to any personal information, Telecom will advise you of that reason.

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(d)	You acknowledge that, if you fail to provide any information required under this letter, you will breach the terms of your appointment and you may also be in breach of your obligations under your employment agreement, the listing rules of any exchange where Telecom is listed or any applicable law.

Fellow Directors

Full details of your fellow Board members including contact information will be provided to you and your details will be provided to your fellow Board members. Would you please ensure that any alterations are promptly notified to the Group Company Secretary.

Governing Law

This letter is governed by, and shall be construed in accordance with, New Zealand law.

Agreement to Appointment

Please confirm your agreement to the above by signing and returning to me the enclosed duplicate of this letter.

Yours sincerely

/s/ Mark Verbiest
Mark Verbiest
Chairman for and on behalf of Telecom Corporation of New Zealand Limited

I confirm and agree to the above

/s/ Simon Moutter
Simon Moutter
Date:

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